UNITE
SECURITIES AND EX
Washingt



12060746

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.F.C.G. Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 S. Southeast Blvd. Ste. 205
(No. and Street)

Spokane (City) WA (State) 99223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Wilson (509)456-2526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague Ave. Ste. 300 (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James K. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.F.C.G. Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


FERN A. MARTIN
COMMISSION EXPIRES
NOTARY
PUBLIC
3-29-13
STATE OF WASHINGTON

Notary Public

Signature

President, CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.F.C.G. SECURITIES, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Additional Schedules:	
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule 3 - Reconciliation with Company's Computation of Net Capital included in Part II of Form X-17A-5	13
Independent Auditors' Report on Internal Controls Required by Securities and Exchange Commission Rule 17a-5(g)(1)	14-15

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 20, 2012
Spokane, Washington

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS	2011	2010
Cash	$ 24,749	$ 41,433
Commissions receivable	5,049	8,496
Officer advance	56,685	56,459
Receivable from related party	99,729	66,729
Marketable securities owned	64,187	76,398
Equipment		561
	$ 250,399	$ 250,076
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions payable	$ 683	$ 1,452
Accrued overhead payable	2,500	2,500
Business and payroll taxes payable	886	783
	4,069	4,735
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares	80	80
Additional paid-in capital	6,280	6,280
Retained earnings	239,970	238,981
	246,330	245,341
	$ 250,399	$ 250,076

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF OPERATIONS

for the years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	**$ 54,934**	$ 87,724
Investment gain (loss)	**(1,083)**	3,215
Interest/dividend income	**988**	2,205
	54,839	93,144
Expenses:		
Overhead reimbursement	**30,000**	30,000
Officer's compensation and payroll taxes	**3,071**	50,070
Salaries and wages	**9,040**	8,494
Regulatory fees and licenses	**4,701**	7,926
Business taxes	**642**	1,215
Professional fees	**5,183**	7,435
Office supplies	**652**	596
Depreciation	**561**	641
	53,850	106,377
Net income (loss)	**$ 989**	$ (13,233)

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2010	80	$ 80	$ 6,280	$ 252,214	$ 258,574
Net loss				(13,233)	(13,233)
Balances, December 31, 2010	80	80	6,280	238,981	245,341
Net income				989	989
Balances, December 31, 2011	**80**	**$ 80**	**$ 6,280**	**$ 239,970**	**$ 246,330**

The accompanying notes are an integral part of the financial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	**$ 989**	$ (13,233)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	**561**	641
Change in assets and liabilities:		
Commissions receivable	**3,447**	1,465
Officer advance	**(226)**	(331)
Receivables from related party, net	**(33,000)**	(60,000)
Marketable securities owned, net	**12,211**	(14,089)
Commissions payable	**(769)**	177
Increase in federal income taxes payable		(6,530)
Business and payroll taxes payable	**103**	(450)
Net cash used in operating activities	**(16,684)**	(92,350)
Cash at beginning of year	**41,433**	133,783
Cash at end of year	**$ 24,749**	$ 41,433
Supplemental schedule of cash paid for:		
Income taxes		$ 6,530

The accompanying notes are an integral part of the financial statements.

---

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are recorded at fair value in accordance with FASB ASC 820 *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value (or fair value) is included in income.

Equipment is recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of the assets.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

Continued

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. At December 31, 2011 and 2010 there was $172 and $100, respectively in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2011 and 2010.

3. Fair Value Measurement:

FASB ASC 820 defines fair value, establishes a new framework for measuring fair value and expands disclosure requirements to include fair value measurement, and its fair value hierarchy level, for each major category of assets and liabilities that are measured at fair value. Hierarchy level is determined by segregating fair value measurements using quote prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

Fair value for marketable securities is determined by reference to quoted market prices.

Marketable securities owned representing fair value hierarchy Level 1 as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Money market	**$51,121**	$38,836
Mutual funds		32,733
Common stock	**13,066**	4,829
	$64,187	$76,398

Continued

4. Equipment:

Equipment as of December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Office equipment	**$ 5,860**	$12,117
Less accumulated depreciation	**5,860**	11,556
	$ -0-	$ 561

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $84,738 and $109,252 at December 31, 2011 and 2010, respectively. The Company's net capital ratio was .05 to 1 and .04 to 1 at December 31, 2011 and 2010, respectively.

6. Operating Line of Credit:

The Company had a $5,000 unsecured line of credit with American West Bank with no balances due at December 31, 2010. The line of credit was closed during the 2011 year.

7. Related Party Transactions:

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. At December 31, 2011 and 2010 the Company had a receivable due from Northern Capital Management, Inc., in the amount of $99,729 and $66,729, respectively. The total expenses reimbursed by the Company to Northern Capital Management, Inc. were $31,890 and $79,000 for the years ended December 31, 2011 and 2010, respectively.

Continued

8. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes. Federal income tax expense for the year ended December 31, 2011 and 2010 was $0. The Company also has an unused capital loss carry forward of $2,945 which expires in 2015. This capital loss carry forward can only be used to offset realized capital gains. Accordingly, a deferred tax asset has not been recognized. The Company also has an unused net operating loss carry forward of $12,967 which expires in 2030. This net operating loss carry forward can only be used to offset income. Accordingly, a deferred tax asset has not been recognized.

As of December 31, 2011, the tax years that remain subject to examination by the Internal Revenue Service are 2008 through 2011.

9. Commitments and Contingencies:

The Company had no commitments, contingencies, or guarantees existing at the date of the financial statements and through February 20, 2012 that required disclosure.

10. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 20, 2012, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the financial statements of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2011 and have issued our report thereon dated February 20, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, and 3 statements required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 20, 2012
Spokane, Washington

W.F.C.G. SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

Net capital:		
Stockholder's equity:		
Common stock	$ 80	
Additional paid-in capital	6,280	
Retained earnings	239,970	
Total stockholder's equity		**$ 246,330**
Deductions:		
Non-allowable assets:		
CRD cash account	172	
Commission receivables	3,046	
Officer advance	56,685	
Receivable from related party	99,729	
		159,632
Net capital before haircut on securities position		**86,698**
Haircuts on securities		**1,960**
Net capital		**84,738**
Minimum net capital required		**5,000**
Excess net capital		**$ 79,738**
Aggregate indebtedness:		
Commissions payable		**$ 683**
Accrued overhead payable		**2,500**
Business and payroll taxes payable		**886**
		$ 4,069
Ratio of aggregate indebtedness to net capital		**.05 to 1**

W.F.C.G. SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

W.F.C.G. Securities, Inc. is exempt from Rule 15c3-3.

W.F.C.G. SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2011

Net capital:	
Net capital as reported on FOCUS REPORT	$ 84,323
Audit adjustments:	
Decrease in commissions payable	415
Net capital which should have been reported	**$ 84,738**
Net capital as computed on page 11	**$ 84,738**
Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	$ 4,484
Audit adjustments:	
Decrease in commissions payable	(415)
Aggregate indebtedness which should have been reported	**$ 4,069**
Aggregate indebtedness as computed on page 11	**$ 4,069**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of W.F.C.G. Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements of for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
W.F.C.G. Securities, Inc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 20, 2012
Spokane, Washington